APPENDIX A:
INVESTMENT RISKS

RISKS SPECIFIC TO THE COMPANY AS A START-UP

The Company will be a new business venture with no prior operating history, subject to all of the risks that are attendant to any such venture. The Company does not anticipate engaging in any business except the operation of The Star Estate. The Company's success will depend on many other factors that cannot be controlled or predicted by the Company, including economic and demographic conditions (both national and local); changes in private and governmental laws, rules and programs; competition from other distilleries, hotels, craft spirits, restaurants, and other entertainment venues; changes in the laws that may prohibit or restrict an Investor's ability to own an interest in the Company; and other factors. While the discussion herein attempting to summarize the foreseeable material risks affecting the operations of the Company, investors should recognize the Company, like any new business venture, is subject to a number of unforeseeable risks.

There can be no assurance that the Company's operations will generate sufficient revenues to cover operating expenses and meet required payments on any debt and lease obligations of the Company. The opportunities for sale, and the profitability of any sale, of The Star Estate by the Company will be subject to the risk of adverse changes in market conditions as well as other risks identified herein.

The Company will not commence operations prior to the closing and, therefore, has no history of operation. The success of the Company is dependent upon the extent to which the Company will be able to operate The Star Estate profitably as a distillery, hotel and event space, and new line of craft spirts.

ECONOMIC CONDITIONS

The risks associated with the Company's proposed business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession will contribute to reduced gross revenues, slower increases in business and downward financial pressure on the Company. From 2008 to present, the global and local economy have each experienced unprecedented economic contraction with a tepid recovery. Hospitality expenditures are dependent on strong levels of disposable income. There is no indication that economic conditions will improve in the near term.

LACK OF OPERATING HISTORY

As set forth above, the Company is a newly-formed entity and has no operating history. The Manager of the Company is two individuals with prior operating history. Since The Company will occupy a yet-to-be purchased property that has not been previously occupied, it's desirability as a hospitality location cannot be predicted with any reasonable certainty. Further, since the Company has not yet developed or produced the spirit line, there is no guarantee there will be sufficient consumer interest to make the line profitable. Factors which may contribute to the success of the Company include its location in Ulster County, New York and competition in the spirit market.

LACK OF SURVEY DATA

The Company has not undertaken any market studies to determine the statistical suitability of the location or the operation.

NEW EMPLOYEES

The Company must attract, hire, and train a number of new employees in a variety of roles, including distillery operators, farm operation personnel, hotel staff, and support personnel. The Company has not yet employed or trained any key personnel in management roles.

ADDITIONAL FINANCING MAY BE REQUIRED

The Company may require additional financing. Although the proceeds of this offering are expected to satisfy the Company's cash needs, we may require significant additional capital to execute our business plan. We cannot be sure that such additional financing will be available on favorable terms or at all. In the event the Company is unable to secure appropriate financing, we will have to wind- up our operations and investors will lose most or all of their investment.

PERMITTING AND CONSTRUCTION DELAYS

The Company intends to make major improvements to the land after purchase. New construction always involves unforeseen delays and cost overruns. Further, should the Company determine or realize that additional modifications are required, additional delays and cost overruns may follow. The Company must compete with others to locate suitable contractors, subcontractors, laborers, and materials. Additionally, obtaining necessary permits and awaiting inspections by local governmental authorities frequently generate delays and changes to plans, which cause costs to escalate.

NO ASSURANCE OF MEETING PROJECTIONS

Any estimates or projections as to the events that may occur in the future are based upon assumptions by the Company. Because the Company has no history of sales, marketing, or operations there can be no assurance that the assumptions upon which projections are based will be realized by the Company in actual operations. Consequently, the financial projections are estimates only, with no historical basis, and should not be relied upon by Investors as anything but a planning tool for the Company's financial goals and objectives. Whether such estimates or projections are realized will depend upon achieving the Company's overall business objectives including the availability of funds resulting from the sale of the Units offered hereby. There is no guarantee that these projections or events will ever be attained or achieved.

OPERATING RISKS

The operating costs of the Company may be affected by factors beyond the control of the Company, including changes in energy costs and shortages, food costs, beverage costs, food shortages, labor costs, inflation, taxes, whether the Company, the Manager and/or its representatives are able to obtain an appropriate liquor license from the New York State Liquor Authority and any other requisite governmental licenses or approvals, adverse weather conditions (including tornadoes, hail, floods, droughts, and other risks that may or may not be covered by insurance) and other unknown contingencies. Income derived from the Company may be adversely affected by various changing local factors such as an increase in local unemployment, competition, changes in the law, or the government under price controls or freezes placed in effect despite rising costs, governmental regulations, and various other risks.

REGULATORY RISKS

The Company will be subject to a wide variety of federal, state, and local regulatory schemes that could have a significant impact on the Company's operations and profitability. Federal, state, and local legislative bodies have broad discretion in altering or eliminating programs that could contribute significantly to or significantly alter the revenues of the Company. There is no assurance that the Company or the Manager will be issued a license(s) to conduct its business. There is no guaranty that the Company, the Manager, or any of their agents and/or representatives will be issued a license to manufacture liquor or to serve alcoholic beverages. In the event that the Company, the Manager, and/or their representatives are unable to obtain the necessary licenses, the profitability of the Company may be significantly and negatively impacted, including, a total lack of profitability and incurring debts and losses for the Company, the Manager, and the Investors. In addition, legislative bodies may enact legislation that imposes significant new burdens on the operations and ownership of the Company. There can be no assurance that such legislative bodies will not make legislative policy changes (or direct governmental agencies to promulgate regulatory changes) that have adverse effects upon the ability of the Company to generate revenues, the favorable utilization of its property, or the ownership of the Company. The New York State Department of Health, together, with The New York State Liquor Authority, impose various laws and regulations, and have broad investigatory powers, each of which may also have a significant negative impact on the Company's profitability.

LIABILITY AND INSURANCE

The Company's business entails an inherent risk of claims of liability. The Company may become involved as a defendant in lawsuits, which would be subject to the attendant risk of substantial damage awards. While the Company believes it will obtain adequate liability insurance coverage, there can be no assurance that a future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

COLLECTION AND REIMBURSEMENT RISK

The Company assumes the financial risk related to the collection of payments from customers, including the potential inability to collect certain accounts and delays attendant to reimbursement such as credit card charge backs and ACH and bank non-payments.

COMPETITION

The Company believes that its business plan is unique and that local competition is lacking. That, however, could change at any time. Furthermore, the creation of a new line of spirits will compete against substantial local and national competition. Competitors may undercut the Company's rates and charges for similar product.

UNINSURED LOSSES

Although the Company will carry comprehensive insurance, including: fire, liquor, general liability, assault and battery, property and casualty, business interruption, and umbrella extended coverage, there are certain risks that are uninsurable or not insurable on terms that are believed by the Company to be economical. Such risks may include, but are not necessarily limited to, earthquakes, floods and other "force majeure" events.

COVID-19

The Company, or certain sub-corporations, and construction thereof, could be shut down by executive order or otherwise due to the Covid-19 pandemic. Some portions of the business could be considered hospitality or similar to a restaurant, which operations have been suspended in the past due to Covid-19.